UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 25, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE 3RD QTR 2021

IMAGINE
IT'S POSSIBLE
TO CONQUER
YOUR PLACE

TIMB
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TIMS
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ISE B3

TIM

2021 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

From Volume to Value: continuously transforming the customer base profile

•	Mobile ARPU grew of 4.4% YoY in 3Q21, reaching R$26.5;
•	Postpaid share in the customer base reached over 43%, and more than 56% over revenue;
•	TIM Live’s UBB customer base was up by 7.7% YoY, totaling 675k connections;
•	High value offers (>100Mbps) penetration over TIM Live's customer base reached 59%.

Continuous infrastructure development for the best customer experience

•	Leader in 4G coverage, reaching 4,420 cities, with emphasis also on 700MHz frequency expansion, now serving 3,744 cities;
•	Expansion of 4.5G coverage to 1,595 cities in 3Q21;
•	Pioneer in tests with 5G standalone in large markets (SP and RJ), with a combination of Release 16 + Carrier Aggregation to expand coverage;
•	FTTH expansion with presence in around 4.0 million homes passed in 28 cities plus 7 administrative regions in the Federal District by the end of September.

Consistent Revenue and EBITDA, confirming the positive trend of 1H21

•	Solid growth of Total Service Revenue by 4.2% YoY in 3Q21 and 5.3% YoY in 9M21;
•	Continuous evolution of the Mobile Service Revenue, up by 4.1% YoY in the quarter and by 5.1% YoY year to date;
•	Postpaid Revenue with consistent improvement of 5.3% YoY in 3Q21 and +6.0% YoY in 9M21;
•	Customer Platform Revenue totaled R$ 38 million in 3Q21, with another subscription bonus tranche in the partnership with C6 being achieved;
•	Normalized EBITDA* reached R$ 2.2 billion in the third quarter, up by 4.5% YoY, and totaled R$ 6.3 billion in the year, up by 5.0% YoY;
•	Normalized EBITDA Margin* reached 48.0% in 3Q21 (47.4% in 9M21), mainly due to the continuous revenue improvement;
•	Normalized Net Income* with robust improvement of +21.4% YoY and totaling R$ 474 million in 3Q21. In 9M21, the line totaled R$ 1.4 billion, growing 71.9% YoY;
•	Investments totaled R$ 897 million, with the network expansion and the preparation to receive Oi Mobile assets.

*EBITDA normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by tax credits and other effects (-R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

**3Q21 and 9M21 numbers as of July 2021.

Earnings Conference:
October 26th, 2021 at:
10 a.m. Brasília time / 9 a.m. (US EST)

Webcast in English:	Webcast in Portuguese:
Available via webcast. Click here.	Simultaneous translation from English to Portuguese available via webcast. Click here.

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Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

*The Customer Platform includes revenues from new initiatives, such as Financial and Educational Services, and Mobile Advertising. Relocation of taxes between the Client Generated and Customer Platform Revenues lines, impacting these breakdowns since the beginning of 2021.

On the other hand, Net Product Revenues fell by 28.3% YoY in 3Q21, affected by a deterioration of macroeconomic indicators in the period and supply issues on some equipment. However, the performance was positive in 9M21, up by 4.3% YoY.

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Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) totaled R$ 4,096 million, up by 4.1% YoY compared to the same period of 2020 and +2.8% vs. 2Q21. This result is mainly explained by Mobile ARPU (Average Monthly Revenue Per User) dynamics, up by 4.4% YoY, reaching R$ 26.5, reflecting the ongoing success of Company’s strategy to monetize its customer base through migrations to higher-value plans, amidst a relevant performance of the postpaid segment. Year to date, MSR continued its consistent evolution, reaching +5.1% YoY.

In the quarter, the segments’ ARPUs, excluding Other Mobile Revenues and Customer Platform, presented growth in human postpaid (ex-M2M), up by 0.8% YoY, and decrease in prepaid, by -1.0% YoY. In a QoQ perspective, both ARPUs grew sequentially.

Breaking down of each mobile segment in the third quarter:

(i)	Throughout the year, the prepaid segment’s performance had been continuously recovering supported by commercial activities return and improved operating indicators. In 3Q21, the segment’s revenue grew by 2.7% QoQ. Even so, revenue fell by 4.2% YoY due to: (i) worsening macroeconomic scenario; and (ii) the lower emergency aid from the government compared to the same period last year. In 9M21, the line is down by 1.2% YoY.
(ii)	In the postpaid segment, we remain focused on the value approach, giving emphasis to churn management and to an offer portfolio that aims the ARPU growth. In this quarter, the main drivers for this line were: (i) the partial price adjustment of TIM Black plans, with a positive impact; and (ii) a higher sales volume from reopening stores and opening new sales points. As a result, Revenue from Postpaid Customers grew 5.3% YoY in the quarter. In 9M21, Revenue from Postpaid Customers grew 6.0% YoY.

Interconnection Revenue (ITX) fell by 7.9% YoY in 3Q21, due to lower incoming traffic in the period, also affected by an unfavorable comparison base (as traffic had a sharp growth from 2Q20 onwards, partly due to social restriction measures related to the Coronavirus pandemic), but gradually returning to pre-pandemic levels. The incidence of MTR (Mobile Termination Revenue) on the Net Service Revenue reached 2.4% in the quarter. In 9M21, this line grew by 1.3% YoY, mainly due to the higher MTR rate at the beginning of the year.

Customer Platform Revenue totaled R$ 38 million in 3Q21, with R$ 26 million from Financial Services and R$ 11 million from Mobile Advertising. This quarter also had the first revenues from Educational Services (R$ 117k in September), still in early stages. Year to date, Customer Platform Revenue totaled R$ 83 million, with R$ 57 million from Financial Services and R$ 26 million from Mobile Advertising.

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Other Revenues line grew 14.6% YoY in 3Q21, mainly due to the higher revenue from network sharing and swap contracts, in line with the Company’s strategy to expand the fiber optic transport infrastructure (backbone and backhaul), allocating resources (Capex and Opex) more efficiently. In 9M21, this line grew by 13.9% YoY.

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 287 million this quarter, up by 5.5% over 3Q20. TIM Live remains the main performance driver, growing 9.5% YoY in the period, accounting nearly 63% of fixed service revenue. Other fixed segment services, on the other hand, fell by 0.6% YoY.

The slowdown in TIM Live's performance is explained by a combination of (i) a price adjustment approach more balanced throughout 2021, instead of a more concentrated application in 2020; (ii) a higher focus on preparing FiberCo setting up and consequent assets split, which caused a slowdown in new markets entry; and (iii) an increase in competition in some areas of operation. These elements also reflected in TIM Live's ARPU performance which decelerated its growth, which was up by 0.9% YoY. The expectation is that the impacts generated by the elements (i) and (ii) will start to disappear and revenue will return to double-digit levels.

In 9M21, Fixed Service Revenue totaled R$ 851 million, up by 9.5% YoY. TIM Live revenues grew by 16.7% YoY, less impacted by the concentrated 3rd quarter elements.

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OPERATING COSTS AND EXPENSES

*Operating Costs normalized by specialized legal and administrative services (+R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21) and adjustments to the sale-leaseback agreement of the towers (+R$ 2.6 million in 1Q20).

Reported Operating Costs and Expenses totaled R$ 2,353 million in 3Q21 (+1.7% YoY). In the quarter, this line was affected by non-recurring expenses – totaling R$ 7.7 million related to specialized administrative services associated to acquisition/restructuring projects of Oi’s and FiberCo’s assets. In 9M21, this line totaled R$ 6,992 million (+5.9% YoY), also impacted by non-recurring expenses of the same nature in 2Q21 in the amount of R$ 13.7 million, and, in the annual comparison, by non-recurring expenses in the amount of R$ 2.6 million in 1Q20, related to adjustment to towers’ sale-leaseback contract.

Breakdown of Costs and Expenses Performance:

Personnel Costs grew by 11.4% YoY in 3Q21. Such performance was driven by: (i) the inflation effect on wages, bonuses and incentives, although below the country's inflation levels; (ii) higher provision employee’s bonuses in 2021; and (iii) the conclusion of government's labor contract suspension program. In 9M21, the line grew 9.8% YoY, also affected by the elements described above and by the higher expenses related to labor contingencies in social security proceedings.

Selling and Marketing Expenses grew by 1.4% YoY in the quarter, mainly due to the more intense commercial activity compared to 2020. The main impacts were: (i) higher expenses with sales commissions, explained by a better intra-segment migration mix; (ii) higher Fistel expenses; and (iii) lower costs related to marketing and advertising. Year to date, the line grew 5.9% YoY, mainly due to the increased media exposure in the first half of 2021 – with expenses on campaigns such as those for Mother’s Day, prepaid and Brazilian Olympic Committee.

Network and Interconnection grew by 6.8% YoY in 3Q21, due to (i) higher costs in interconnection subgroup (ITX), mainly from mobile termination rate (MTR) increase since February 2021; (ii) higher costs with content providers; and (iii) higher expenses related to network maintenance services. In 9M21, Network and Interconnection grew by 7.8%, mainly due to a higher MTR rate and higher costs related to infrastructure sharing and maintenance agreements.

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Normalized General and Administrative[1] (G&A) Expenses were up by 4.4% YoY in the quarter. This increase is mostly explained by: (i) higher expenses with maintenance services due to IT infrastructure migration to the Cloud; and (ii) by specialized consulting services for ongoing projects. Nonetheless, G&A fell by 9.3% QoQ due to sequentially lower expenses with the specialized services previously described. In 9M21, G&A grew by 13.3% YoY due to the same factors presented above.

Cost of Goods Sold (COGS) fell by -21.4% YoY in 3Q21, following the Product Revenues decrease, related to lower handsets volume sold despite an increase higher value product mix. Year to date, COGS grew by 8.8% YoY due to increased handset sales in 2Q21, partially benefited by a favorable YoY comparison.

In 3Q21, Provisions for Doubtful Accounts (Bad Debt) grew by 33.0% YoY due to a more challenging comparison basis, since the 2H20 collection curves presented exceptional levels. Despite this increase, Bad Debt maintains a healthy level with a drop of almost 11% QoQ, totaling R$ 143 million and representing 2.3% of TIM’s Gross Revenue. In 9M21, Bad Debt reduced by 6.1% YoY, reaching 2.3% over Gross Revenue (vs. 2.5% in 9M20).

Other Operating Expenses fell by 47.5% YoY in 3Q21 due to: (i) lower expenses with tax and consumer contingencies; and (ii) resources inflow to reimburse contingencies costs. This line’s share over total normalized Opex was 2.4% (vs. 4.7% in 3Q20). Year to date, this line fell by 21.2% YoY, mainly due to the first factor previously described.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 63.4 per gross addition in 3Q21, up by 50.9% YoY, due to higher expenses with commissions related to a positive net additions in postpaid segment and by customer base migration to higher value plans.

2.4 Months payback	The SAC/ARPU ratio (payback per client) grew YoY, reaching 2.4 months vs. 1.7 months in 3Q20.

[1] General and Administrative Expenses were positively impacted by non-recurring items in the amount of R$ 7.7 million in 3Q21 and R$ 13.7 million in 2Q21 related to specialized legal and administrative services.

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FROM EBITDA TO NET INCOME

*EBITDA normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by tax credits and other effects (-R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

EBITDA[2] (Earnings before Interest, Taxes, Depreciation and Amortization)

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A grew by 1.0% YoY, explained by increased Depreciation of 4G equipment and of the rights of use, even though it was partially offset by lower software Amortization. In 9M21, D&A grew by 2.6% YoY, totaling R$ 4,256 million.

3Q21 Normalized EBIT grew by 11.7% YoY, reflecting the EBITDA growth. In 9M21, Normalized EBIT totaled R$ 2,032 million, up by 10.3% YoY.

[2] EBITDA normalized according to items in the Operating Costs and Expenses section.

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NET FINANCIAL RESULTS

Net Financial Results in 3Q21 were negative by R$ 211 million, an improvement of R$ 33 million compared to 3Q20, mainly due to the net result from:

(i)	Higher financial revenues from: (1) interest on financial investment increased, reflecting a higher interest rate in the period and a higher cash level; and (2) positive impact from the accounting of mark-to-market of the 3rd vesting reached by TIM, which gives the Company rights in the share subscription of C6 Bank’s capital (Financial Statements, Note 31).

(ii)	Higher financial expenses due to addition of new financial debt during the first half to finance future obligations related to Oi acquisition, in addition to higher interest rates.

INCOME TAX AND SOCIAL CONTRIBUTION

In 3Q21, Reported Income Tax and Social Contribution totaled R$ 449 million compared to -R$ 49 million in 3Q20, this improvement is mainly explained by tax credits related to non-incidence of Income Taxes (IRPJ and CSLL) on the SELIC adjustment in cases of undue payment – understanding established by the Supreme Federal Court (“STF”) with wide repercussion (Financial Statements, Note 9). On a Normalized basis, IR/CSLL totaled -R$ 78 million vs. the amount of -R$ 49 million recorded in the same period last year – an increase mainly explained by better operating performance and lower use of tax incentives in the third quarter.

In 3Q21, the effective rate was -14.2% vs. -11.2% in 3Q20 (on a Normalized basis). In 9M21, the effective rate was -8.2% vs. -22.9% in 9M20, on a Normalized basis, explained by the higher distribution of Interest on Equity (IoE) and the increased use of tax benefits during the nine months of 2021.

NET INCOME[3]

[3] Net Income normalized according to items in the “From EBITDA to Net Income” sections.

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CASH FLOW, DEBT AND CAPEX

*EBITDA normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20).

In 3Q21, EBITDA-Capex reached R$ 1,270 million, up by 3.9% YoY, taking EBITDA-Capex over Net Revenue to 28.2% (vs. 27.9% in 3Q20).

In an exercise to exclude the financial lease effects from these indicators, 3Q21 EBITDA was recalculated considering these lease agreements on operating expenses. Therefore, EBITDA-AL (After Lease) for the quarter would be R$ 1,666 million (+0.7% YoY), and EBITDA-AL minus Capex would sum up to R$ 770 million (-4.4% YoY).

CAPEX

Capex totaled R$ 897 million in 3Q21, up by 5.5% over 3Q20, mainly due to the advance in the preparation of Company’s infrastructure to integrate Oi’s mobile assets. In 9M21, Capex totaled R$ 3,126 million, up by 28.8% YoY, largely due to a year-on-year comparative basis in the first half of the year, which was impacted by the revaluation of the Company’s projects, despite social distance measures during the pandemic in 2020.

CHANGE IN WORKING CAPITAL

The Change in Working Capital was positive by R$ 520 million, compared to a positive result of R$ 125 million in 3Q20, in part benefited by a favorable annual comparative basis due to the partial payment of regulatory fees related to CFRP and Condecine in the first half of 2021, compared to the 2020 annual payment, made in 3Q20.

The total remaining amount, of approximately R$ 1 billion (including default interest), related to Fistel (TFF) of 2020 and 2021, is still suspended without a defined payment date (Financial Statements, Note 22).

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DEBT AND CASH

Debt Profile

At the end of 3Q21, financing (after-hedge) totaled R$ 3,439 million. The average cost of debt excluding leases was 6.3% p.y. in the quarter, an increase when compared to 2.6% p.y. in 3Q20, impacted by CDI increased in the period

Throughout 2021, the Company raised R$ 2.6 billion in new debt:

(i)	In April 2021, the Company signed two agreements with foreign banks, totaling R$ 1,072 billion;

(ii)	In June 2021, the Company completed the settlement of the 2nd debenture issuance totaling R$ 1.6 billion, maturing in June 2028. This is the Company’s first debentures offer to consider ESG aspects in its issuance, bringing benefits to both society and the environment, thus endorsing the goals of the Company’s Strategic Plan.

At the end of the quarter, Cash and Securities totaled R$ 7,372 million, up by R$ 3,735 million YoY. The average cash yield reached 5.8% p.y. in 3Q21, up by 2.2% p.y. over 3Q20, due to better fund allocation and the latest increases observed in basic interest rate.

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QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDER’S EQUITY

On September 24, 2021, TIM S.A. announced that its Board of Directors approved the distribution of R$ 137.5 million as Interest on Equity (IoE). The payment will occur on October 27, 2021, being September 29, 2021 the date to identify the shareholders entitled to receive such values. Thus, the shares acquired after that date will be ex-date on Shareholders’ Equity rights. Until the 3Q21 closing, TIM declared the total amount of R$ 487.5 million.

TIM OBTAINS RIGHT TO EXERCISE THE 3RD AND 4TH TRANCHES OF SUBSCRIPTION BONUSES AT BANK C6

In July 2021, within the scope of the strategic partnership ("Partnership") signed with Banco C6 SA ("C6" or "Bank"), TIM obtained the right to exercise the 3rd tranche of the Subscription Bonus of C6's capital stock, as a result of the achievement of the 3rd level of the agreed targets. A bonus equivalent to approximately 0.7% of the bank's capital stock, totaling 3.6%, were recorded in the Company's balance sheet (Financial Statements, Note 37).

In October 2021, TIM also obtained the right to exercise the 4th tranche of the Subscription Bonus for indirect equity participation in C6’s capital stock, as a result of the achievement of the 4th level of the agreed targets, which means the achievement equivalent to accumulated indirect equity participation of approximately 4.08%.

As described in Note 28 of the Financial Statements, Arbitration Procedure No. 28/2021/SEC8 was instituted before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce ("CCBC" and "Arbitral Procedure", respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A. (jointly, “Defendants”), through which the interpretation of certain clauses of the contracts governing the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

NEW CFO/ IRO

In August 2021, TIM announced Ms. Camille Loyo Faria to the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO). Camille arrives at TIM with extensive experience in executive roles in the telecommunications and infrastructure sector, having worked for several companies in the industry. In her career, she also accumulates important roles in the Investment Banking and energy sector.

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Operating and Marketing Performance

*3Q21 and 9M21 numbers as of July 2021.

MOBILE SEGMENT:

GENERAL MARKET[4]

The mobile market grew by 9.3% YoY in 3Q21, reinforcing the positive base expansion observed for the first time since 2015 in the last quarter. In the past 12 months, postpaid net additions reached 16.9 million users, being 66% from human postpaid lines. Prepaid reached 4.0 million new users.

TIM

TIM closed 3Q21 totaling 51.6 million users, reporting a slight 0.9% increase in the period.

In 3Q21, the postpaid base reported 22.3 million lines (+2.9% YoY). This segment’s mix over total base reached 43.4%, +0.9 p.p. YoY. Additions in the last 12 months accumulated a positive balance of 639k users.

At the end of the quarter, human postpaid reached 18.3 million lines (+4.0% YoY), with net additions of 702k lines in the last 12 months. The monthly churn rate remained at the lowest levels (3.0% in 3Q21), as recorded in the last quarters.

M2M base reached 4.1 million users in 3Q21, down by 1.5% YoY.

In 3Q21, the prepaid base reached 29.2 million lines, slightly down by 0.6% YoY. The segment’s base posted churn volume lower than previous periods, 184k in the last 12 months. The segment is the most impacted by the economic slowdown.

The 4G base4 ended the quarter with 44.7 million users, once again accelerating and resuming a double-digit growth (+11.3% YoY).

[4] 3Q21 numbers as of July 2021.

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FIXED SEGMENT:

TIM Live had a base of 675k connections in 3Q21, maintaining the accelerated growth pace (+7.7% YoY). In the last 12 months, net additions reached 48k lines, and above 200 Mpbs speed plans were again responsible for the period’s expansion dynamics. Higher-value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 59% share of the total base in the quarter.

Even with restriction to entry into new markets, FTTH network coverage expansion continued to accelerate, prioritizing the consolidation of already active clusters. Thus, total fiber homes passed grew by 29.9% YoY, operating in 28 cities and 7 administrative regions of the Federal District.

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Customer Platform and Mobile Advertising

Since last year, TIM has been developing an innovative strategy to the Customer Platform aiming to monetize the company's customer base. This initiative is enabled by 2 business models:

(i)	Commercial Partnerships with the direct remuneration on advertising and data intelligence sale – serving brands that are seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially and in record time. In this model, in addition to TIM Ads and TIM Insights, we use TIM brand to endorse the partner’s brand (e.g. “TIM’s Official Bank”, “TIM’s Official Digital Graduation”) and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate in all touch points, including Meu TIM, Stories, In App Push Notification, and include the partnership within TIM's core commercial offers for the market and release it on TV, OOH and Internet. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we remunerate 8,000 sellers on partnership success. In this model, TIM's remuneration is linked to the partnership success and is composed of a CAC fee in R$ and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and for having a higher valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 500 datapoints per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 20 million customers with OptIns, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif and, mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In the third quarter of 2021, the average number of active users per month on TIM's apps and advertising platforms surpassed 20 million and the number of impressions in all formats surpassed 1.2 billion.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 and, as of April 2020, launched exclusive offers for TIM customers who opened C6’s bank accounts. As compensation in this contract, TIM gets a commission per activated account and the option to obtain an interest in the bank as we reach active account targets. The percentage of shares received for each target achieved varies throughout the contract, with the initial slots being more advantageous for TIM due to the greater effort required to take off a new digital company.

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The partnership with C6 ended 3Q21 with a record number of active accounts, reaching the next level of equity interest, 3.6%, corresponding to R$ 403.5 million in the Balance Sheet as Operations with Derivatives (Financial Statements, Note 37).

Despite project's success, due to divergences between the partners, an Arbitration Procedure was instituted, as described in the Main Quarterly Events and Subsequent Events Section.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A. (“AESAPAR”), a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses.

As in the partnership with C6, TIM is paid through a commission and interest in AmpliCo., which may reach up to 30% of its capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the calculation of subscription rights will take place annually.

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Infrastructure

For another quarter, the TIM reinforces its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its customers. Focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

The main highlights of this quarter were:

(i)	Maintaining growth pace of 4G coverage, which is Company's strategic objective, as part of its commitments with Anatel (TAC) and ESG debenture issued in the 2nd quarter;

(ii)	5G tests carried out in SP and RJ, with expressive speed gain and latency results in the standalone technology. Also proving the technical feasibility of combining Release 16 with Carrier Aggregation to expand coverage by more than 65%;

(iii)	The evolution of our IT platform with the migration of our CRM to the cloud within the Journey to Cloud project.

Below are details of the evolution of our mobile and fixed networks:

*Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

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Environmental, Social & Governance

3Q21 ESG HIGHLIGHTS

TIM has established a new and more ambitious plan named ESG Plan, for the 2021-23 three-year period. Based on the ambitions laid down in the previous Industrial Plan (2020-2022), the Company presented new objectives related to a set of initiatives, which are part of its strategy, contributing to a consistent inter-relation between ESG topics, business operation and organizational accountability.

7 new goals were added to the 8 previously created and improved:

*Base year 2019.

ENVIRONMENTAL

o	In July, The TIM Group joined the Science Based Target (SBTi) initiative, created by the coalition between CDP, the United Nations Global Compact, the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF). The objective of SBTi is to promote best practices in the reduction and neutralization of GHG emissions in line with climate science, engaging companies through a public commitment to submit their emissions reduction targets, so that they can be validated through scientific method.
o	At the end of the third quarter, 77% of TIM's average electricity consumption came from renewable sources. In September, this mark reached 80%, anticipating the percentage expected to be reached by the end of 2021.
o	TIM created the SkyCoverage project that aims to prioritize the use of simplified structures and renewable energy, such as solar panels, to connect towers and antennas in remote areas of the country. The initiative contributes to the company’s goal of being carbon neutral by 2030.
o	1,746 biosites are active in TIM’s network. Besides being a solution to reduce the number of antennas and towers, reducing the visual and urbanistic impact, these structures can add other functions, such as public lighting and security cameras.
o	Since 2010, the Company has recorded its emissions in the Public Emission Record of the Brazilian GHG Protocol Program.
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that release greenhouse gas inventories and are committed to fighting the climate change cause. TIM is also part of the ICDPR-70 and the CDP Brazil’s Climate Resilience Index.
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.
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SOCIAL

o	TIM donated half a million reais to the National Bank for Economic and Social Development's (BNDES) “Salvando Vidas” campaign to fight COVID-19. The resources will be used in the acquisition of about 450 thousand pieces of Personal Protective Equipment (PPE), benefiting 25 philanthropic hospitals in 20 municipalities in 14 states of the country.
o	First Brazilian telecom operator to be part of the 2021 Refinitiv Diversity & Inclusion Index ranking, which measures the performance of more than 11,000 companies based on diversity, inclusion and career development initiatives. Among telecom companies worldwide, TIM ranks 19th in the ranking and also leads the benchmark in Brazil, considering all sectors.
o	TIM joined the Business Network for Social Inclusion (REIS). Created in 2012, the group brings together more than a hundred companies around the Pact for Inclusion - endorsed by the International Labor Organization (ILO) - and is committed to the inclusion of people with disabilities in the labor market.
o	In an unprecedented partnership, TIM and Kroton, Cogna Educação's B2C vertical for higher education, an industry leader, created the Ampli platform, focused on offering 100% digital courses (distance learning). There are more than 400 free course options and over 250 undergraduate and graduate courses related to future professions, reaching a base of more than 50 million people.
o	The TIM Institute completed eight years of existence in August. Throughout its trajectory, its projects, actions and partnerships have reached more than 500 cities, in 26 states and the Federal District, benefiting more than 700 thousand people.
o	TIM's Young Apprentice Program has 50% of vacancies for young black people between 16 and 21 years old. The opportunities are for the company's stores and administrative areas in 11 Brazilian states.
o	For the second year, TIM participated in the AfroPresence virtual conference held in September by the Labor Prosecutor's Office and the UN Global Compact, with the aim of fighting against racism in labor relations and promoting racial diversity in business spaces.
o	The Company is a signatory to the UN Women's Empowerment Principles (WEP).
o	TIM joined the Business Coalition for Racial and Gender Equity, an initiative promoted by Instituto Ethos, the Center for the Study of Labor Relations and Inequalities (Ceert) and the Institute for Human Rights and Business (IHRB).

GOVERNANCE

o	TIM won the Prêmio Cliente S/A for improving the customer service experience. Winner in the "Leader in customer management project" category with a case created to manage customer expectation in the service channels, increase satisfaction and reduce the time for handling demands;
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	It has been the first and so far the only telecommunications company to receive the Pró-Ética Seal of the Brazilian Office of the Comptroller General (“CGU”);
o	First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To have access to the Environmental, Social & Governance quarterly Report, go to: http://www.tim.com.br/ri/ESG Quarterly Report.

19

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2021 (“3Q21”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

20

Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: ri.tim.com.br

Attachments

Attachment 1: Balance Sheet

Attachment 2: Income Statement

Attachment 3: Cash Flow Statement

Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

21

Attachment 1

TIM S.A.

Balance Sheet

DESCRIPTION	3Q21	3Q20	% YoY	2Q21	% QoQ
R$ million					
ASSETS	**43,979**	**39,790**	**10.5%**	**43,858**	**0.3%**
CURRENT ASSETS	**12,611**	**9,601**	**31.4%**	**12,709**	**-0.8%**
Cash and cash equivalents	4,068	2,125	91.4%	3,749	8.5%
Short-term investments	3,305	1,513	118.4%	3,376	-2.1%
Accounts receivable	2,709	2,986	-9.3%	2,828	-4.2%
Inventories	231	207	11.7%	226	2.4%
Indirect recoverable taxes	375	371	1.2%	407	-7.7%
Direct recoverable taxes	1,265	1,553	-18.6%	1,245	1.6%
Prepaid expenses	264	275	-4.2%	339	-22.1%
Derivative contracts	69	384	-82.1%	203	-66.0%
Leasing	29	5	506.6%	28	3.0%
Other assets	297	182	62.8%	310	-4.1%
ASSETS HELD FOR SALE	**2,235**	**-**	**n.a.**	**2,172**	**2.9%**
NONCURRENT	**29,133**	**30,189**	**-3.5%**	**28,976**	**0.5%**
Noncurrent assets	**4,435**	**3,819**	**16.1%**	**4,091**	**8.4%**
Long-term investments	9	7	34.3%	7	27.3%
Accounts receivable	133	126	5.7%	90	47.7%
Indirect recoverable taxes	875	834	5.0%	827	5.8%
Direct recoverable taxes	1,026	1,141	-10.0%	802	27.9%
Deferred income and social contribution taxes	875	482	n.a.	898	-2.5%
Judicial deposits	727	864	-15.9%	765	-5.0%
Prepaid expenses	82	64	27.8%	82	-0.4%
Derivative contracts	478	123	289.3%	379	26.2%
Leasing	212	147	43.6%	210	0.6%
Other assets	18	32	-44.3%	30	-41.8%
Permanent Assets	**24,698**	**26,370**	**-6.3%**	**24,885**	**-0.8%**
Property, plant and equipment	17,453	17,357	0.6%	17,423	0.2%
Intangibles	7,245	9,012	-19.6%	7,462	-2.9%
LIABILITIES	**43,979**	**39,790**	**10.5%**	**43,858**	**0.3%**
CURRENT LIABILITIES	**6,830**	**6,670**	**2.4%**	**7,609**	**-10.2%**
Loans and financing	534	1,835	-70.9%	1,446	-63.1%
Derivative contracts	140	11	1160.2%	83	69.3%
Leasing	1,249	953	31.0%	1,186	5.3%
Suppliers	2,653	2,176	21.9%	2,590	2.4%
Salaries and related charges	326	287	13.4%	271	20.0%
Indirect taxes, charges and contributions	1,288	811	58.8%	1,156	11.5%
Direct taxes, charges and contributions	119	252	-52.8%	177	-32.8%
Dividends payable	176	47	276.8%	354	-50.3%
Authorizations payable	132	65	102.8%	131	0.7%
Deferred revenues	198	218	-9.3%	197	0.4%
Other liabilities	15	14	8.9%	18	-12.6%
LIABILITIES RELATED TO ASSETS HELD FOR SALE	**366**	**-**	**n.a.**	**402**	**-9.1%**
NON CURRENT LIABILITIES	**12,141**	**9,871**	**23.0%**	**12,072**	**0.6%**
Loans and financing	2,881	759	279.7%	2,780	3.6%
Derivative contracts	28	-	n.a.	72	n.a.
Leasing	7,264	6,916	5.0%	7,238	0.4%
Authorizations to pay	216	254	-15.2%	214	0.7%
Indirect taxes, charges and contributions	3	3	3.8%	3	1.6%
Direct taxes, charges and contributions	14	213	-93.4%	15	-5.7%
Deferred income and social contribution taxes	-	-	n.a.	-	n.a.
Provision for contingencies	959	886	8.3%	954	0.5%
Pension plan	7	6	27.0%	7	0.0%
Deferred revenues	705	772	-8.7%	722	-2.3%
Other liabilities	64	62	2.9%	67	-3.8%
SHAREHOLDERS' EQUITY	**24,642**	**23,249**	**6.0%**	**23,774**	**3.6%**
Capital	13,478	13,478	0.00%	13,478	n.a.
Capital reserves	402	395	2.0%	405	-0.6%
Income reserves	9,317	8,550	9.0%	9,317	0.0%
Accumulated losses	-	-	n.a.	-	n.a.
Equity valuation adjustments	(5)	(4)	27.0%	(5)	n.a.
Treasury stocks	(5)	-	n.a.	(20)	-72.9%
Net Income for the period	1,454	830	75.2%	599	142.8%

PS: Accounting of Fiscal Incentive Reserve changed from Capital reserves to Income reserves.

22

Attachment 2

TIM S.A.

Income Statement

DESCRIPTION	3Q21	3Q20	% YoY	2Q21	% QoQ	9M21	9M20	% YoY
Reported	R$ million								
	Net Revenues	**4,512**	**4,387**	**2.8%**	**4,407**	**2.4%**	**13,259**	**12,590**	**5.3%**
	Services Revenues	**4,382**	**4,206**	**4.2%**	**4,266**	**2.7%**	**12,877**	**12,224**	**5.3%**
	Mobile Service	**4,096**	**3,935**	**4.1%**	**3,983**	**2.8%**	**12,026**	**11,446**	**5.1%**
	Client Generated	3,706	3,600	3.0%	3,623	2.3%	10,930	10,513	4.0%
	Interconnection	131	143	-7.9%	131	0.7%	398	392	1.3%
	Customer Platform*	38	-	n.a.	28	33.1%	83	-	n.a.
	Others	220	192	14.6%	201	9.6%	616	541	13.9%
	Fixed Service	**287**	**272**	**5.5%**	**283**	**1.3%**	**851**	**777**	**9.5%**
	of which TIM Live	179	164	9.5%	179	0.1%	532	456	16.7%
	Products Revenues	**130**	**181**	**-28.3%**	**141**	**-7.9%**	**382**	**366**	**4.3%**
	Operating Expenses	**(2,353)**	**(2,314)**	**1.7%**	**(2,320)**	**1.42%**	**(6,992)**	**(6,601)**	**5.9%**
	EBITDA	**2,159**	**2,073**	**4.2%**	**2,087**	**3.4%**	**6,267**	**5,989**	**4.6%**
	EBITDA Margin	47.9%	47.3%	0.6p.p.	47.4%	0.5p.p.	47.3%	47.6%	-0.3p.p.
	Depreciation & Amortization	**(1,404)**	**(1,390)**	**1.0%**	**(1,424)**	**-1.4%**	**(4,256)**	**(4,148)**	**2.6%**
	Depreciation	(970)	(928)	4.5%	(989)	-1.9%	(2,938)	(2,744)	7.1%
	Amortization	(434)	(463)	-6.1%	(435)	-0.3%	(1,318)	(1,404)	-6.2%
	EBIT	**755**	**683**	**10.6%**	**663**	**13.9%**	**2,011**	**1,841**	**9.3%**
	EBIT Margin	16.7%	15.6%	1.2p.p.	15.1%	1.7p.p.	15.2%	14.6%	0.5p.p.
	Net Financial Results	**(211)**	**(244)**	**-13.4%**	**(36)**	**481.8%**	**(473)**	**(763)**	**-38.1%**
	Financial expenses	(501)	(313)	59.8%	(392)	27.7%	(1,185)	(953)	24.4%
	Financial income	288	75	283.2%	360	-20.1%	714	192	271.2%
	Net exchange variation	2	(5)	n.a.	(4)	n.a.	(1)	(2)	-57.4%
	Income before taxes	**544**	**439**	**23.9%**	**627**	**-13.2%**	**1,538**	**1,078**	**42.8%**
	Income tax and social contribution	449	(49)	n.a.	45	892.6%	403	(247)	n.a.
	Net Income	**993**	**390**	**154.5%**	**672**	**47.7%**	**1,942**	**830**	**133.9%**
Normalized**	**Operating Expenses**	**(2,345)**	**(2,314)**	**1.3%**	**(2,306)**	**1.7%**	**(6,970)**	**(6,599)**	**5.6%**
	Personnel	(290)	(261)	11.4%	(260)	11.4%	(828)	(754)	9.8%
	Commercial	(813)	(802)	1.4%	(749)	8.6%	(2,377)	(2,244)	5.9%
	Network & Interconnection	(710)	(665)	6.8%	(685)	3.6%	(2,116)	(1,963)	7.8%
	General & Administrative	(157)	(151)	4.4%	(174)	-9.3%	(498)	(440)	13.3%
	Cost Of Goods Sold (COGS)	(174)	(221)	-21.4%	(183)	-5.3%	(502)	(462)	8.8%
	Bad Debt	(143)	(108)	33.0%	(161)	-10.7%	(428)	(455)	-6.1%
	Other operational revenues (expenses)	(57)	(108)	-47.5%	(94)	-39.6%	(221)	(280)	-21.2%
	EBITDA	**2,167**	**2,073**	**4.5%**	**2,101**	**3.1%**	**6,288**	**5,991**	**5.0%**
	EBITDA Margin	48.0%	47.3%	0.8p.p.	47.7%	0.4p.p.	47.4%	47.6%	-0.2p.p.
	Net Financial Results	**(211)**	**(244)**	**-13.4%**	**(36)**	**481.8%**	**(473)**	**(763)**	**-38.1%**
	Income tax and social contribution	(78)	(49)	59.2%	41	n.a.	(128)	(247)	-48.2%
	Net Income	**474**	**390**	**21.4%**	**681**	**-30.5%**	**1,432**	**833**	**71.9%**
	Total Normalized Items	519	-	n.a.	(9)	n.a.	510	(3)	n.a.

*Relocation of taxes between the Client Generated and Customer Platform Revenues lines, impacting these breakdowns since the beginning of 2021.

**EBITDA normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by tax credits and other effects (-R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

23

Attachment 3

TIM S.A.

Cash Flow Statement

DESCRIPTION	3Q21	3Q20	% YoY	2Q21	% QoQ	9M21	9M20	% YoY
R$ million								
Initial Cash Balance	**3,749**	**3,046**	**23.1%**	**2,717**	**38.0%**	**3,749**	**3,046**	**23.1%**
Earnings Before Taxes Normalized*	552	439	25.7%	641	-13.9%	1,560	1,080	44.4%
Non recurring operating items	(8)	-	n.a.	(14)	-43.8%	(21)	(3)	725.1%
Depreciation & Amortization	1,404	1,390	1.0%	1,424	-1.4%	4,256	4,148	2.6%
Income from equity accounting	0	-	n.a.	-	n.a.	0	-	n.a.
Provision for legal and administrative proceedings	53	103	-49.1%	92	-42.9%	223	257	-13.1%
Monetary adjustments to deposits, administrative and legal proceedings	25	30	-16.6%	(66)	n.a.	(24)	104	n.a.
Interest, monetary and exchange variations of borrowings and other financial adjustments	71	20	260.5%	(69)	n.a.	38	148	-74.0%
Lease interest payable	216	205	5.2%	205	5.4%	612	604	1.3%
Lease interest receivable	8	1	527.5%	(6)	n.a.	(3)	1	n.a.
Provision for doubtful debts	143	108	33.0%	161	-10.7%	428	455	-6.1%
Others	9	3	241.6%	12	-21.1%	27	19	39.7%
Decrease (increase) in operating assets	(160)	626	n.a.	146	n.a.	393	948	-58.5%
Trade accounts receivable	(53)	(174)	-69.5%	(151)	-65.0%	(62)	(226)	-72.6%
Taxes and contributions recoverable	(245)	795	n.a.	244	n.a.	396	1,181	-66.5%
Inventory	(5)	(3)	73.5%	75	n.a.	15	(3.6)	n.a.
Prepaid expenses	75	(73)	n.a.	(97)	n.a.	(123)	(95)	28.6%
Judicial deposit	43	51	-16.4%	127	-66.0%	197	133	48.0%
Other current assets	26	30	-13.0%	(51)	n.a.	(30)	(41)	-26.9%
Increase (decrease) in operating liabilities	497	(710)	n.a.	(290)	n.a.	(489)	(2,720)	-82.0%
Payroll and related charges	55	4	1385.5%	(37)	n.a.	57	68	-15.8%
Suppliers	55	101	-45.7%	(39)	n.a.	(458)	(1,774)	-74.2%
Taxes, charges and contributions	519	(662)	n.a.	(45)	n.a.	377	(466)	n.a.
Authorizations payable	(2)	4	n.a.	(9)	-76.8%	(7)	(19)	-61.2%
Payments for legal and administrative proceedings	(77)	(115)	-32.8%	(91)	-15.2%	(256)	(310)	-17.4%
Deferred revenues	(16)	(28)	-43.4%	(45)	-64.4%	(118)	(119)	0.0%
Other current liabilities	(36)	(13)	175.2%	(23)	56.7%	(83)	(101)	-17.8%
Income tax and social contribution paid	(39)	(33)	15.6%	(3)	1079.3%	(45)	(67)	-32.0%
Net Cash (used in) from operations	**2,773**	**2,183**	**27.0%**	**2,232**	**24.2%**	**6,955**	**4,975**	**39.8%**
Capex	(897)	(850)	5.5%	(906)	-1.0%	(3,126)	(2,427)	28.8%
Marketable securities	69	(1,258)	n.a.	(1,773)	n.a.	(1,236)	(871)	41.9%
Others	2	23	-91.9%	1	40.1%	5	26	-82.3%
Net cash used in investment activities	**(826)**	**(2,085)**	**-60.4%**	**(2,678)**	**-69.2%**	**(4,358)**	**(3,273)**	**33.2%**
New borrowing	-	426	-100.0%	2,672	-100.0%	2,672	1,800	48.4%
Repayment of borrowing	(1,013)	(1,000)	1.3%	(650)	55.9%	(1,663)	(1,737)	-4.3%
Interest paid - borrowing and financings	(18)	(22)	-17.0%	(9)	103.9%	(35)	(63)	-44.3%
Payment of financial lease	(305)	(151)	101.8%	(292)	4.4%	(861)	(680)	26.7%
Interest paid - leases	(207)	(267)	-22.4%	(209)	-0.7%	(614)	(598)	2.7%
Dividends and interest on shareholder's equity paid	(297)	(0)	n.a.	(48)	519.7%	(831)	(598)	39.1%
Others	212	(4)	n.a.	14	1419.3%	228	13	1633.1%
Net cash used in financing activities	**(1,628)**	**(1,018)**	**59.9%**	**1,478**	**n.a.**	**(1,105)**	**(1,862)**	**-40.7%**
Cash Flow	**318**	**(921)**	**n.a.**	**1,033**	**-69.2%**	**1,492**	**(159)**	**n.a.**
Final Cash Balance	**4,068**	**2,125**	**91.4%**	**3,749**	**8.5%**	**5,241**	**2,886**	**81.6%**

*EBT normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20).

24

Attachment 4

TIM S.A.

Operating Ratios

*3Q21 and 9M21 numbers as of July 2021.

25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 25, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer